UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2004

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (202) 872-3526

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

As disclosed in the Quarterly Report on Form 10-Q of Pepco Holdings, Inc. ("PHI") for the quarter ended March 31, 2004, the management of PHI identified its reportable segments at January 1, 2004 as Power Delivery, Conectiv Energy, Pepco Energy Services, and Other Non-Regulated. Prior to January 1, 2004, PHI's Power Delivery business consisted of two separate reportable segments, Pepco and Conectiv Power Delivery. However, with the continued integration of the businesses of Pepco and Conectiv Power Delivery, effective January 1, 2004, management determined that these two businesses constituted a single segment. Additionally, during the quarter ended March 31, 2004, PHI transferred several operating businesses from one reportable segment to another in order to better align their operations going forward. Accordingly, in accordance with the provisions of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," PHI is revising (i) certain information with respect to the years ended December 31, 2003, 2002 and 2001 contained in Note 4, "Segment Information," to the consolidated financial statements of PHI included as Item 8 of PHI's Annual Report on Form 10-K/A for the year ended December 31, 2003 (the "2003 10-K/A") and (ii) certain information with respect to the years ended December 31, 2003, 2002 and 2001 contained in the subsection captioned "Consolidated Results of Operations" of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" of PHI included as Item 7 of the 2003 10-K/A, in each case solely to reflect the reclassification of PHI's segments for such years.

The consolidated financial statements of PHI for the year ended December 31, 2003 are filed herewith as Exhibit 99.1 and PHI's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 is filed herewith as Exhibit 99.2. Except for changes to reflect the reclassification of PHI's segments, no changes have been made to the consolidated financial statements or Management's Discussion and Analysis of Financial Condition and Results of Operations of PHI included in the 2003 10-K/A.

The information contained in the Exhibits hereto does not reflect events occurring after March 31, 2004, the date of the filing of the 2003 10-K/A. Such events include, among others, the events described in PHI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004, and the events described in PHI's Current Reports on Form 8-K filed since March 31, 2004.

Item 9.01   Financial Statements and Exhibits.

23.1   Consent of Independent Registered Public Accounting Firm

99.1   Consolidated Financial Statements of Pepco Holdings, Inc. for the year ended December 31, 2003.

99.2   Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date   December 14, 2004


JOSEPH M. RIGBY
(Signature)


Name: Joseph M. Rigby
Title: Senior Vice President and
              Chief Financial Officer